On April 30, 2010, the Fund acquired all of the net assets of Gartmore NVIT Global Utilities Fund and NVIT Global Financial Services Fund, each a series of the Trust, pursuant to plans of reorganization approved by the Trust’s Board of Trustees at a meeting held on December 2, 2009 and approved by the shareholders of the Gartmore NVIT Global Utilities Fund and the NVIT Global Financial Services Fund at a meeting of shareholders held on March 31, 2010. The purpose of the reorganizations was to combine funds managed by NFA that had comparable investment objectives and strategies. The reorganizations were accomplished by tax-free exchanges as follows:

* 2,350,459 shares of the Fund, valued at $20,886,815, for the assets of Gartmore NVIT Global Utilities Fund, which had a fair value of $18,340,133 and identified costs of $20,903,504 as of April 30, 2010; and

* 1,678,514 shares of the Fund, valued at $14,914,968, for the assets of NVIT Global Financial Services Fund, which had a fair value of $14,216,761 and identified costs of $10,670,506 as of April 30, 2010.

The investment portfolios of Gartmore NVIT Global Utilities Fund and NVIT Global Financial Services Fund, with a fair value of $18,340,133 and $14,216,761, respectively and identified costs of $20,903,504 and $10,670,506, respectively, were the principal assets acquired by the Fund. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received was carried forward to align ongoing reporting of the Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Immediately prior to the reorganizations, the net assets of the Fund were $427,543,545.

The following pro forma information for the six months ended June 30, 2010 is provided as though the reorganizations had been completed on January 1, 2010, the beginning of the annual reporting period of the Fund:

* Net investment income $2,998,294;

* Net gain on investments ($33,079,812); and

* Net increase in net assets resulting from operations ($30,081,518).

Because the Fund’s combined investment portfolio has been managed as a single integrated portfolio since the reorganizations were completed, it is not practicable to separate the amounts of revenue and earnings of Gartmore NVIT Global Utilities Fund and NVIT Global Financial Services that have been included in the Fund’s Statement of Operations since April 30, 2010.